

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2021

Vadim Komissarov
Chief Executive Officer
Trident Acquisitions Corp.
One Liberty Plaza
165 Broadway St, 23rd Floor
New York, NY 10006

> **Re: Trident Acquisitions Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 20, 2021**
> **File No. 333-257734**

Dear Mr. Komissarov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2021 letter.

Amendment No. 2 to Form S-4 filed September 20, 2021

Questions and Answers about the Proposals
When is the deadline to consummate the Business Combination?, page xiv

1. Please update your disclosure here and throughout to reflect the latest extension of the deadline to consummate the business combination, or December 1, 2021.

Risk Factors
Dependence on Third Parties Risks
Our ability to acquire lottery game in certain jurisdictions..., page 44

2. Please revise to disclose the term and termination provisions of the Services Agreement with Master Goblin Games, LLC.

Proposal No. 1 - The Business Combination Proposal
Background of the Merger, page 85

3. We note your response to prior comment 3. Please revise to also disclose the trust funds remaining after the extension to June 1, 2021 that was approved on February 26, 2021.

4. We note that, on August 31, 2021, the TDAC Board approved the extension of the date by which TDAC has to complete a business combination for an additional three months to December 1, 2021; however, you disclose that Nasdaq's Hearings Panel granted TDAC's request for continued listing on Nasdaq subject to the condition that TDAC completes its Business Combination on or before October 29, 2021. Please disclose what consideration the TDAC Board gave to Nasdaq's Hearings Panel's conditions in approving the extended date to December 1, 2021.

Material U.S. Federal Income Tax Considerations
U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of
Lottery.com securities, page 125

5. You disclose on page 125 that neither party makes any representations or assurances regarding the tax treatment of the merger, including whether the merger qualifies for the Intended Tax Treatment; however, you disclose on page xi under the Q&A *Will U.S. Holders of Lottery.com Shares or Lottery.com warrants be subject to U.S. federal income tax on the Common Stock or Public Warrants received in the Business Combination?* that, "subject to limitations and qualifications [in the later section of the proxy statement/prospectus discussing the material tax consequences], the Business Combination is generally intended to be tax-deferred to U.S. Holders...of Lottery.com Shares or Lottery.com warrants for U.S. federal income tax purposes." Please provide an opinion to support this representation. If there is significant doubt about the tax consequences of the transaction and counsel cannot give a "will" opinion, counsel may issue a "should" or "more likely than not" opinion or state they are unable to opine. You should revise the Q&A, summary, risk factors and this section of the prospectus to reflect counsel's opinion or inability to opine. For guidance, please refer to Section III.C.4 of CF Staff Legal Bulletin No. 19.

Lottery.com Management's Discussion and Analysis of Financial Condition and Results of Operations, page 153

6.   We note your revised disclosure highlighting the company's performance metrics. Please revise to provide the following information concerning each metric: (i) a clear definition of the metric and how it is calculated, (ii) the reasons the metric is useful to investors, (iii) how management uses the metric in managing or monitoring the performance of the business, and (iv) whether there are underlying estimates or assumptions that are necessary to understanding the metric or calculation. In addition, please quantify the metrics for each period presented. For additional guidance, refer to SEC Release No. 33-10751.

Results of Operations, page 154

7.   Please expand the discussion of revenues on pages 155 and 156 to explain the nature of the revenue contract, such as the nature of the services provided and whether you expect any continuing impact or whether this was a one-time contract.

Unaudited Pro Forma Condensed Combined Financial Information, page 175

8.   We note that AutoLotto acquired Global Gaming in June 2021. Please revise the pro forma Statement of Operations for the Six Months Ended June 30, 2021 to include a column for Global Gaming (i.e. Mexican Acquisitions) pursuant to Rule 8-05 of Regulation S-X.

Financial Statements - AutoLotto
Note 3. Business Combination, page F-61

9.   Please expand the disclosure to include all disclosures required pursuant to ASC 805-10-50-2, including supplemental pro forma information of revenues and net earnings/loss as though the business combination had occurred as of the beginning of the comparable annual reporting period, that is, January 1, 2021.

10. Please also provide us with an analysis that supports your determination as to whether the acquisition of Global Gaming by AutoLotto constituted a significant acquisition to AutoLotto and provide any financial statements of Global Gaming required pursuant to Rule 8-04 of Regulation S-X.

Annex D - Form of Proxy Card, page D-1

11. Please ensure the preliminary proxy card identifies each proposal. In this regard, it appears that the Charter Proposal should be added. In addition, please clarify that the Advisory Proposals are seeking advisory votes.

You may contact Claire DeLabar, Senior Staff Accountant, at 202-551-3349 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Kathleen Krebs, Senior Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mitchell S. Nussbaum